                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________

                                  FORM 12b-25

                       Commission File Number 000-22647
                       --------------------------------

                          NOTIFICATION OF LATE FILING

(Check One):  [  ]  Form 10-K  [  ]  Form 11-K  [  ]  Form 20-F  [X]  Form 10-Q
              [  ]  Form N-SAR

   For Period Ended:  September 30, 1998

[  ]  Transition Report on Form 10-K      [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F      [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

      For the Transition Period Ended:________________________________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART 1
                            REGISTRANT INFORMATION

Full name of registrant:  Peritus Software Services, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): Two Federal Street City, state and zip code: Billerica, Massachusetts 01821-3540
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                                    PART II
                            RULE 12b-25 (b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          |   (a)   The reasons described in reasonable detail in Part III
          |         of this form could not be eliminated without unreasonable
          |         effort or expense;
          |   (b)   The subject annual report, semi-annual report, transition
          |         report on Form 10-K, 20-F, 11-K and Form N-SAR, or portion
[X]       |         thereof will be filed on or before the 15th calendar day
          |         following the prescribed due date; or the subject quarterly
          |         report or transition report on Form 10-Q, or portion thereof
          |         will be filed on or before the fifth calendar day following
          |         the prescribed due date; and
          |   (c)   The accountant's statement or other exhibit required by
          |         Rule 12b-25(c) has been attached if applicable.



                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On October 26, 1998, Peritus Software Services, Inc. (the "Registrant") announced that it would restate financial results for the first and second quarters of 1998. On account of that restatement and the additional time and effort required to review and prepare its third quarter results with its outside auditors, the Registrant could not file its Form 10-Q within the prescribed time period.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: John D. Giordano, Vice President and Chief Financial Officer, 978-670-0800, ext. 2114.

     (2) Have all other periodic reports required under Section 13 or 15(d) for the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X]  Yes  [  ]  No
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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X]  Yes  [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected in its Form 10-Q for the period ended September 30, 1998 as set forth in its press release dated September 23, 1998, a copy of which is attached hereto as Exhibit A.

                        PERITUS SOFTWARE SERVICES, INC.
                        ------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  November 13, 1998           By: /s/ John D. Giordano
                                        --------------------
                                    Name:   John D. Giordano
                                    Title:  Vice President, Finance
                                            and Chief Financial Officer